SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

METROLOGIC INSTRUMENTS, INC.

(Name of the Issuer)

Metrologic Instruments, Inc.

Meteor Holding Corporation

Meteor Merger Corporation

C. Harry Knowles

FP-Metrologic, LLC

Francisco Partners II, L.P.

Elliott Associates, L.P.

Elliott International, L.P.

Elliott International Capital Advisors, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

591676101

(CUSIP Number of Class of Securities)

Dipanjan Deb
Meteor Holding Corporation
C. Harry Knowles	Meteor Merger Corporation
Chairman of the Board and	FP-Metrologic, LLC
Interim Chief Executive Officer	Francisco Partners II, L.P.	Jesse A. Cohn
Metrologic Instruments, Inc.	c/o Francisco Partners	Elliott Associates, L.P.
90 Coles Road	2882 Sand Hill Road, Suite 280	712 Fifth Avenue
Blackwood, New Jersey 08012	Menlo Park, California 94025	New York, New York 10019
(856) 228-8100	(650) 233-2900	(212) 506-2999

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Justin P. Klein, Esq.	Barry M. Abelson, Esq.	Larry W. Sonsini, Esq.	Robert B. Schumer, Esq.
Ballard Spahr Andrews & Ingersoll, LLP	Pepper Hamilton LLP	John A. Fore, Esq.	Paul, Weiss, Rifkind,
1735 Market Street, 51st Floor	3000 Two Logan Square	Robert T. Ishii, Esq.	Wharton & Garrison LLP
Philadelphia, Pennsylvania 19103	18th and Arch Streets	Wilson Sonsini Goodrich & Rosati	1285 Avenue of the Americas
(215) 864-8606	Philadelphia, Pennsylvania 19103	Professional Corporation	New York, New York 10019-6064
	(215) 981-4282	650 Page Mill Road	(212) 373-3000
Palo Alto, California 94304
(650) 493-9300

This statement is filed in connection with (check the appropriate box):

☒ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).
☐ b.	The filing of a registration statement under the Securities Act of 1933.
☐ c.	A tender offer.
☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$369,128,879	$39,497

(1)

Pursuant to an Agreement and Plan of Merger by and between Meteor Holding Corporation, Meteor Merger Corporation and the Registrant dated as of September 12, 2006, Meteor Merger Corporation will merge with and into the Registrant and each outstanding share of common stock of the Registrant shall be converted into the right to receive $18.50, without interest, except for shares that are owned by the Registrant as treasury stock or owned by Meteor Holding Corporation or any wholly owned subsidiary of Meteor Holding Corporation or the Registrant, which will be cancelled without any payment therefor.  Pursuant to Contribution and Voting Agreements between Meteor Merger Corporation and certain shareholders of the Registrant dated as of September 12, 2006, such shareholders will contribute an aggregate of 3,384,463 shares of common stock of the Registrant to Meteor Holding Corporation immediately prior to the merger in exchange for shares of Meteor Holding Corporation.  Each holder of options to acquire the Registrant’s common stock with an exercise price that is less than $18.50 per share shall be entitled to receive, in consideration of the cancellation of such stock options, an amount (net of applicable taxes) equal to the product of (i) the excess of $18.50 per share of common stock over the exercise price per share of common stock subject to such stock option, multiplied by (ii) the total number of shares subject to such stock option.  Each holder of options with an exercise price that is greater than or equal to $18.50 per share will receive $1.00 per award.  Each holder of warrants to acquire the Registrant’s common stock shall be entitled to receive upon exercise an amount (net of applicable taxes) equal to the product of (i) the excess of $18.50 over the exercise price per share of common stock subject to such warrant, multiplied by (ii) the total number of shares subject to such warrant.  As of October 2, 2006, there were 22,770,094 shares of common stock of the Registrant issued and outstanding, 521,630 shares of common stock of the Registrant subject to outstanding stock options with an exercise price that is less than $18.50 per share, with a weighted-average exercise price of $4.00 per share, 220 option awards covering 1,226,500 shares of common stock of the Registrant with an exercise price that is greater than or equal to $18.50 per share, and 195,000 shares of common stock of the Registrant subject to outstanding warrants, with an exercise price of $3.47 per share.  The filing fee was determined by adding (w) the product of (i) the number of shares of Common Stock that are proposed to be acquired in the transactions (calculated by subtracting 3,384,463 from 22,770,094) and (ii) the transaction consideration of $18.50 per share of common stock, plus (x) the product of (1) the total number of shares of Metrologic common stock subject to outstanding stock options with an exercise price that is less than $18.50 per share multiplied by (2) the excess of $18.50 over the weighted average exercise price for such stock options, plus (y) the product of (1) the total number of option awards with an exercise price that is greater than or equal to $18.50 multiplied by (2) $1.00 plus (z) the product of (1) the total number of shares of Metrologic common stock subject to outstanding warrants multiplied by (2) the excess of $18.50 per share of common stock over the exercise price per share of common stock subject to such warrants ((w), (x), (y) and (z) together, the “Merger Consideration”).

(2)	The filing fee was calculated in accordance with Rule 240.0-11 under the Exchange Act, by multiplying the Merger Consideration by 0.000107.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $39,497
Form or Registration No.: Schedule 14A
Filing Party: Metrologic Instruments, Inc.
Date Filed: October 5, 2006

Introduction

This Amendment No. 4 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed by (1) Metrologic Instruments, Inc., a New Jersey corporation (the “Company” or “Metrologic”), the issuer of common stock, par value $0.01 per share (the “Common Stock”), that is the subject of the Rule 13e-3 transaction, (2) Meteor Holding Corporation, a Delaware corporation (“Meteor Holding Corporation”), (3) Meteor Merger Corporation, a New Jersey corporation (“Meteor Merger Corporation”), (4) C. Harry Knowles, an individual, the Chairman of the Board of Directors and interim Chief Executive Officer of Metrologic, (5) FP-Metrologic, LLC, a Delaware limited liability company (“FP-Metrologic”), (6) Francisco Partners II, L.P., a Delaware limited partnership (“FP II”), (7) Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), (8) Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), and (9) Elliott International Capital Advisors, Inc., a Delaware corporation (“EICA” and, together with Metrologic, Meteor Holding Corporation, Meteor Merger Corporation, Francisco Partners, FP-Metrologic, FP II, Elliott Associates and Elliott International, the “Filing Persons”).

This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Statement.  This Statement relates to the Agreement and Plan of Merger by and between Meteor Holding Corporation, Meteor Merger Corporation and the Company dated as of September 12, 2006 (the “Merger Agreement”), pursuant to which Meteor Merger Corporation will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).

The filing of this Statement shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that Metrologic is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of Metrologic within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

All information contained in this Statement concerning any Filing Person has been provided by such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 15.	Additional Information

(b)	Other Material Information.

On December 20, 2006, at a special meeting of Metrologic’s shareholders, the Merger Agreement was approved by a majority of the votes cast by holders of Metrologic common stock present or represented by proxy and entitled to vote at the special meeting.

On December 21, 2006, Metrologic filed a Certificate of Merger with the Secretary of the State of New Jersey, pursuant to which the Merger was completed.  The Merger became effective upon the filing, at which time each share of common stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive $18.50 in cash, without interest, other than shares held by Metrologic as treasury stock or owned by Meteor Holding Corporation or any wholly owned subsidiary of Meteor Holding Corporation or Metrologic, which were cancelled without payment.

Immediately prior to the effective time of the Merger, all options granted under Metrologic’s 2004 Equity Incentive Plan were automatically cancelled and were converted into the right to receive an amount in cash, without interest and less applicable withholding taxes, equal to the product of (1) the excess of $18.50 over the exercise price per share of Metrologic common stock subject to such option, multiplied by (2) the total number of shares of Metrologic common stock subject to each option, as of the effective time of the merger.  Holders of options with exercise prices per share that were equal to or greater than $18.50 will receive $1.00 per award.

In connection with the Merger, Metrologic commenced an offer, pursuant to a Schedule TO filed on November 21, 2006, to holders of options granted under Metrologic’s 1994 Equity Incentive Plan to cancel all of their options in exchange for a cash payment, without interest, equal to the product of (1) the total number of shares of Metrologic common stock subject to the option multiplied by (2) the excess of $18.50 over the exercise price per share of Metrologic common stock subject to such option, less any applicable taxes.  All of such options have exercise prices that are less than $18.50 per share and were tendered in the offer, which expired at 5:00 p.m., Eastern time, on December 21, 2006.

As a result of the Merger, Metrologic’s Common Stock was delisted from the Nasdaq National Market.  Metrologic expects to file a Form 15 with the Securities and Exchange Commission in order to deregister its Common Stock under the Securities and Exchange Act of 1934, as amended.

Item 16.	Exhibits

Exhibit Number		Description

(a)(1)		Letter to Shareholders of Metrologic Instruments, Inc., dated November 28, 2006, incorporated herein by reference to the Definitive Proxy Statement filed on November 29, 2006 (the “Proxy Statement”).

(a)(2)		Notice of Special Meeting of Shareholders of Metrologic Instruments, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)		Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 28, 2006, incorporated herein by reference to the Proxy Statement.

(a)(4)		Form of proxy card, filed with the Securities and Exchange Commission with the Proxy Statement, incorporated herein by reference to the Proxy Statement.

(a)(5)		Press Release dated December 20, 2006.

(a)(6)		Press Release dated December 21, 2006.

(b)(1)

Debt Commitment Letter by and between Meteor Holding Corporation and Morgan Stanley Senior Funding, Inc. dated September 12, 2006 (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed on September 22, 2006 by Meteor Holding Corporation, FP-Metrologic, LLC, Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P. and Francisco Partners GP II Management, LLC).

(b)(2)

First Lien Credit Agreement, dated as of December 21, 2006, among Meteor Holding Corporation, Metrologic Instruments, Inc., the Initial Lenders named therein, the Initial Issuing Bank named therein and the Swing Line Bank named therein, Morgan Stanley & Co. Incorporated, as collateral agent, Morgan Stanley Senior Funding, Inc., as administrative agent, and CIT Lending Services Corporation, as Documentation Agent

(b)(3)

Second Lien Credit Agreement, dated as of December 21, 2006, among Meteor Holding Corporation, Metrologic Instruments, Inc., the Initial Lenders named therein, Morgan Stanley & Co. Incorporated, as collateral agent, Morgan Stanley Senior Funding, Inc., as administrative agent, and CIT Lending Services Corporation, as Documentation Agent

(c)(1)		Opinion of Needham & Company, LLC, dated September 11, 2006, incorporated herein by reference to Annex B to the Proxy Statement.

(c)(2)	*	Valuation discussion materials presented by Needham & Company, LLC to the Special Committee of the Board of Directors of Metrologic Instruments, Inc. on September 6, 2006.

(c)(3)	*	Presentation of Needham & Company, LLC to the Special Committee and the Board of Directors of Metrologic Instruments, Inc., dated September 11, 2006.

(d)(1)

Agreement and Plan of Merger, dated as of September 12, 2006, by and among Meteor Holding Corporation, Meteor Merger Corporation and Metrologic Instruments, Inc., incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)

Contribution and Voting Agreement, dated as of September 12, 2006, among Meteor Holding Corporation, C. Harry Knowles, Janet H. Knowles and certain related family trusts and charitable entities, incorporated herein by reference to Annex C-1 to the Proxy Statement.

(d)(3)

Contribution and Voting Agreement, dated as of September 12, 2006, among Meteor Holding Corporation, Elliott Associates, L.P. and Elliott International, L.P., incorporated herein by reference to Annex C-2 to the Proxy Statement.

(d)(4)

Letter Agreement regarding Termination Fee dated September 12, 2006 between Meteor Holding Corporation and Elliott Associates, L.P. (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on September 22, 2006 by Meteor Holding Corporation, FP-Metrologic, LLC, Francisco Partners II, L,P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P. and Francisco Partners GP II Management, LLC).

*       Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 22, 2006

METROLOGIC INSTRUMENTS, INC.

By:	/s/ C. Harry Knowles
Name:	C. Harry Knowles
Title:	Interim Chief Executive Officer

METEOR HOLDING CORPORATION

By:	/s/ Dipanjan Deb
Name:	Dipanjan Deb
Title:	President

METEOR MERGER CORPORATION

By:	/s/ Dipanjan Deb
Name:	Dipanjan Deb
Title:	President

C. HARRY KNOWLES

/s/ C. Harry Knowles
C. Harry Knowles

FP-METROLOGIC, LLC

By:	/s/ Dipanjan Deb
Name:	Dipanjan Deb
Title:	Manager

FRANCISCO PARTNERS II, L.P.

By:	Francisco Partners GP II, L.P.,
General Partner
By:	Francisco Partners GP II Management, LLC, General Partners

By:	/s/ Dipanjan Deb
Name:	Dipanjan Deb
Title:	Managing Member

ELLIOTT ASSOCIATES, L.P.

By:	Elliott Capital Advisors, L.P.,
its general partner
By:	Braxton Associates, Inc.,
its general partner

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL, L.P.

By:	Elliott International Capital Advisors Inc., as
Attorney-in-Fact

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

EXHIBIT INDEX

Exhibit Number		Description

(a)(1)		Letter to Shareholders of Metrologic Instruments, Inc., dated November 28, 2006, incorporated herein by reference to the Definitive Proxy Statement filed on November 29, 2006 (the “Proxy Statement”).

(a)(2)		Notice of Special Meeting of Shareholders of Metrologic Instruments, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)		Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 28, 2006, incorporated herein by reference to the Proxy Statement.

(a)(4)		Form of proxy card, filed with the Securities and Exchange Commission with the Proxy Statement, incorporated herein by reference to the Proxy Statement.

(a)(5)		Press Release dated December 20, 2006.

(a)(6)		Press Release dated December 21, 2006.

(b)(1)

Debt Commitment Letter by and between Meteor Holding Corporation and Morgan Stanley Senior Funding, Inc. dated September 12, 2006 (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed on September 22, 2006 by Meteor Holding Corporation, FP-Metrologic, LLC, Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P. and Francisco Partners GP II Management, LLC).

(b)(2)

First Lien Credit Agreement, dated as of December 21, 2006, among Meteor Holding Corporation, Metrologic Instruments, Inc., the Initial Lenders named therein, the Initial Issuing Bank named therein and the Swing Line Bank named therein, Morgan Stanley & Co. Incorporated, as collateral agent, Morgan Stanley Senior Funding, Inc., as administrative agent, and CIT Lending Services Corporation, as Documentation Agent

(b)(3)

Second Lien Credit Agreement, dated as of December 21, 2006, among Meteor Holding Corporation, Metrologic Instruments, Inc., the Initial Lenders named therein, Morgan Stanley & Co. Incorporated, as collateral agent, Morgan Stanley Senior Funding, Inc., as administrative agent, and CIT Lending Services Corporation, as Documentation Agent

(c)(1)		Opinion of Needham & Company, LLC, dated September 11, 2006, incorporated herein by reference to Annex B to the Proxy Statement.

(c)(2)	*	Valuation discussion materials presented by Needham & Company, LLC to the Special Committee of the Board of Directors of Metrologic Instruments, Inc. on September 6, 2006.

(c)(3)	*	Presentation of Needham & Company, LLC to the Special Committee and the Board of Directors of Metrologic Instruments, Inc., dated September 11, 2006.

(d)(1)

Agreement and Plan of Merger, dated as of September 12, 2006, by and among Meteor Holding Corporation, Meteor Merger Corporation and Metrologic Instruments, Inc., incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)

Contribution and Voting Agreement, dated as of September 12, 2006, among Meteor Holding Corporation, C. Harry Knowles, Janet H. Knowles and certain related family trusts and charitable entities, incorporated herein by reference to Annex C-1 to the Proxy Statement.

(d)(3)

Contribution and Voting Agreement, dated as of September 12, 2006, among Meteor Holding Corporation, Elliott Associates, L.P. and Elliott International, L.P., incorporated herein by reference to Annex C-2 to the Proxy Statement.

(d)(4)

Letter Agreement regarding Termination Fee dated September 12, 2006 between Meteor Holding Corporation and Elliott Associates, L.P. (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on September 22, 2006 by Meteor Holding Corporation, FP-Metrologic, LLC, Francisco Partners II, L,P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P. and Francisco Partners GP II Management, LLC).

*       Previously filed.